Exhibit 99.2

A2Z Cust2Mate Solutions Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three Months Ended March 31, 2026

(Expressed in U.S. Dollars)

May 14, 2026

1

The following Management’s Discussion and Analysis (“MD&A”) for A2Z Cust2Mate Solutions Corp (“A2Z” or the “Company”) is prepared as of May 14, 2026, and relates to the financial condition and results of operations of the Company for the three months ended March 31, 2026. Past performance may not be indicative of future performance. This MD&A should be read in conjunction with the Company’s audited consolidated annual financial statements for the year ended December 31, 2025, and with the Company’s unaudited condensed consolidated interim financial statements for the three months ended March 31, 2026, which have been prepared using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“collectively IFRS Accounting Standards or IFRS”).

The unaudited condensed consolidated interim financial statements have been prepared in accordance with the requirements of International Accounting Standard IAS 34 “Interim Financial Reporting”.

All amounts are presented in United States dollars (“USD” or “$”), the Company’s presentation currency, unless otherwise stated.

Statements are subject to the risks and uncertainties identified in the “Risks and Uncertainties”, and “Cautionary Note Regarding Forward-Looking Statements” sections of this document. Readers are cautioned not to put undue reliance on forward-looking statements.

Overview

A2Z CUST2MATE SOLUTIONS CORP. (the “Company”) was incorporated in British Columbia, Canada under the Business Corporations Act (British Columbia) (“BCBCA”), on January 15, 2018 under the name ECC Ventures 1 Corp. (“ECC1”). On July 20, 2020, the Company changed its name to “A2Z Smart Technologies Corp.” and on August 12, 2024, the Company changed its name to “A2Z Cust2Mate Solutions Corp.” to better reflect the Company’s business plan.

The Company’s principal place of business and its registered and records office of the Company is located at 1600 - 609 Granville Street Vancouver, British Columbia, Canada V7Y 1C3; telephone +16475585564. The Company has appointed Cogency Global Inc., with an address at 122 East 42nd Street, 18th Floor, New York, NY 10168; telephone 1-800-221-0102, as its agent for service of process in the United States. The Company’s operational offices are located at Shahar Tower, 4 Ariel Sharon St., Givatayim, Israel.

2

On January 2, 2026, the Company announced that Bentsur Joseph stepped down from his role as director and Chairman of the Board of Directors of the company and all its subsidiaries, effective December 31, 2025. Gadi Graus was appointed as Interim Chairman immediately following Mr. Joseph’s resignation.

Our website address is www.cust2mate.com. Information contained on, or accessible through, our website is not a part of this Annual Report and the inclusion of our website address in this Annual Report is an inactive textual reference. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Similar information can also be found under the Company’s profile on SEDAR+ at https://www.sedarplus.ca/home/.

B.	Business Overview

Business of the Company

We are an innovative technology company operating the following four complementary business lines through our subsidiaries:

(i) development and commercialization of retail “smart cart” solutions designed primarily for use in large grocery stores and supermarkets ((“Cust2Mate Carts” or “Cust2Mate System”). Further, the Cust2Mate system creates a retail media platform to engage shoppers at the point of purchase and to provide customer targeted advertising;

(ii) manufacture of precision metal parts;

In 2020, we began to develop smart carts for the retail industry, with the aim of becoming the leading mobile checkout system in the international market by providing the optimal solution for shoppers and supermarket retailers. We have since focused the majority of our strategic planning, investment, research, development and marketing efforts on our Cust2Mate System, as management currently believes our operational capabilities are most effectively leveraged by growing market share in the smart cart industry.

On February 3, 2022, we completed the acquisition of precision metal parts manufacturer Isramat.

As of the date of this interim report, the Company has two key operating subsidiaries, both incorporated under the laws of Israel: (1) Cust2mate Ltd. and (2) Isramat Ltd. On August 10, 2023, Cust2mate announced the launch of Cust2mate USA Inc. (Cust2mate USA”), its subsidiary incorporated on July 12, 2023, under the laws of Delaware.

Smart Cart Products and Services

The Cust2Mate System is a mobile self-checkout shopping cart solution that streamlines the retail shopping experience. With a user-friendly smart algorithm, touch screen and proprietary software, our Cust2Mate smart cart scans, recognizes and adds to a displayed shopping list, each item placed in the cart, providing the shopper with real-time information regarding items in the cart and tabulating the total cost of purchase. Our in-cart solution also enables shoppers to use the cart as the point of sale by use of mobile payment applications, e-wallets and other financial services. Cust2Mate’s point-of-sale features effectively increase overall efficiency of the shopping experience, by expanding payment options for shoppers and retailers alike, reducing the need for cashiers, and reducing checkout wait times, which ultimately leads to improved customer engagement and satisfaction.

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We combine scanning, computer vision, security scales and other anti-fraud/theft technologies, with a large screen tablet capable of relaying real-time shopping information and value-added digital services. Our solution is stackable and lightweight, with a robust recognition platform that provides a higher level of accuracy in product identification, leveraging in-store Wi-Fi and cutting-edge software.

For retailers, the Cust2Mate System enables improved inventory management, increased efficiency, reduced labor costs, increased anti-fraud protection, reduced theft, larger spend by shoppers, improved product mix and real-time data analytics and insights regarding consumer behavior. Our solutions are designed to easily integrate with existing store systems.

The Cust2Mate smart cart touch screen allows for the display of advertisements, promotions and other digital services which can bring added value to shoppers and additional revenue sources to retailers.

We have launched a modular version of the Cust2Mate smart cart, allowing local set-up with modular parts, making mass production and deployment of our smart carts faster and more efficient. With a detachable control unit, our new generation cart will employ the same technologies as our previous offerings, presently deployed in the Yochananof retail chain in Israel and in pilot programs throughout the world.

Our largest smart carts are available in 212 liter and 275 liter sizes, as customized at the discretion of retailers.

We also offer smaller, lighter smart carts, available in 180 liter and 75 liter sizes, with the same touch screen, detachable control panel and security features of our larger carts. Our smaller carts are ideal for urban groceries and supermarkets, drugstores and duty-free shops, where aisles space tends to be limited.

We leverage third-party partners for the manufacture of our Cust2Mate Products in the locations we serve.

In September 2025, we launched a separate division within Cust2mate to focus on advancing a business model that combines smart-cart subscriptions with retail media and advertising revenue, the Retail Media Division. We use the Company’s technology to monetize through two primary pillars: (i) a subscription-based smart-cart model and (ii) a retail media platform.

Rather than relying on one-time hardware sales, Cust2Mate generates revenue through a minimal upfront fee combined with recurring monthly per-cart subscriptions under multi-year agreements. Cust2Mate’s retail media platform is positioned as a second growth engine for the Company. We anticipate that we will generate revenues for our smart cart customers and from non-smart cart customers.

Significant developments during the period

On January 5, 2026, we announced that the Company’s smart carts will be available at select stores of Migros Ticaret A.S. Company expects the carts to be available Q1, 2027.

Share repurchase program

On January 7, 2026, the Board of Directors of the Company approved a repurchase program allowing the Company to purchase through the facilities of the NASDAQ, $20,000 of Common Shares of the Company up to a value of $20,000 but not to represent more than 20% of the “public float”, through to April 7, 2026, which was extended on March 27, 2026 to July 6, 2026 to (the “Buyback”). Oppenheimer & Co. Inc. will act as the Company’s advisor and dealer manager in respect of the Buyback. As of March 31, 2026, the Company repurchased a total of 542,845 shares with a value of $3,479 (net of commissions).

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On January 12, 2026, the Company announced its expansion into the toy retail sector with purchase orders from Toys “R” Us Israel and The Red Pirate, two leading Israeli toy retail chains. The retailers have ordered a total of 2,000 A2Z Cust2Mate smart carts, paying monthly fees over a 60 month period, with a minimum contract value of $15 million, not including additional retail media revenues. Deployment is scheduled to commence Q3, 2026.

On January 14, 2026, the Company announced the launch of a dedicated Retail Media Division.

On April 6, 2026, the Company entered a five-year strategic agreement, valued at approximately $50 million, to deploy 4000 smart carts across Carrefour Israel stores, alongside a comprehensive data, retail media and digital services collaboration. The rollout is set to begin in the third quarter of 2026 across six Carrefour Israel flagship stores and includes end to end delivery of smart carts, charging infrastructure, advanced software systems, as well as full implementation, training, and long-term support. No later than May 30, 2026 a detailed Service Level Agreement is expected to be finalized, including the key performance indicators that the smart carts are required to meet.

On April 7, 2026, the Company received formal notice from the Nasdaq Stock Market LLC (“Nasdaq”) that the Company has regained compliance with the annual meeting requirement for continued listing set forth in Nasdaq’s Listing Rule 5620.

On April 30, 2026, the Company and HaStock, a leading and fast-growing home goods retail chain in Israel, with over 50 stores nationwide, today announced the deployment of 2,000 Cust2Mate smart shopping carts, beginning in Q3 2026, at three key stores in Haifa, Beer Sheba, and Petach Tikva. Over the five-year agreement, smart cart revenues are expected to exceed US$21M. In addition, the agreement includes a comprehensive collaboration across data, retail media, and digital services to be managed by A2Z Cust2mate. The companies will share in the resulting revenue.

On May 9, 2026, the Company announced new retail media agreements to advertise leading brands Under Armor, Santa Barbara Polo Club, Slazenger, Rollox and SwissBrand on its smart cart shopping platform in Israel, further accelerating the expansion of its Retail Media business.

On May 14, 2026, the Company announced that it had received a firm proposal from one of Israel's largest commercial banks, to provide a $30 million line of credit to support the large-scale manufacturing and deployment of its smart shopping carts. The financing facility, provided under standard commercial terms, will allow Cust2Mate to manufacture its smart carts at scale without the need to raise additional equity capital or utilize existing cash reserves, supporting the Company’s continued expansion into global markets.

Results of Operations for the Three Months Ended March 31, 2026, and 2025 (in thousands of U.S. Dollars, (unaudited):

	For the period of three Months Ended March 31,
	2026	2025

Revenues	$3,317	$1,547
Cost of revenues	3,178	967
Gross profit	139	580

Expenses:
Research and development costs	$2,930	$1,311
Sales and marketing costs	2,194	428
General and administration expenses	3,042	5,416
Operating loss	(8,027)	(6,575)

Gain on revaluation of warrant liabilities	-	400
Financial income	160	449
Financial expenses	(414)	(39)
Net loss for the period from continuing operations	(8,281)	(5,765)
Net loss for the period from discontinued operations	-	(989)
Net loss for the period	$(8,281)	$(6,754)

Net loss attributable to non-controlling interests	(209)	(332)
Net loss attributable to controlling shareholders	(8,072)	(6,422)
Net loss for the period	$(8,281)	$(6,754)

Other comprehensive income
Item that will not be reclassified to profit or loss:
Adjustments arising from translating financial statements of foreign operations	576	810
Other comprehensive income	576	810

Total comprehensive loss for the period	$(7,705)	$(5,944)

Comprehensive loss attributable to non-controlling interests	(209)	(332)
Comprehensive loss attributable to the Company’s shareholders	(8,072)	(6,422)
	$(8,281)	$(6,754)
Basic and diluted loss per share from continuing operations	$(0.18)	$(0.16)
Basic and diluted loss per share from discontinued operations	$-	$(0.03)
Weighted average number of shares outstanding	44,519,493	33,029,519

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Three months ended March 31, 2026, compared to the three months ended March 31, 2025 (unaudited, in thousands of U.S. Dollars):

Revenues

	Three months ended
	March 31,
	2026	2025

Revenue from services	$-	$426
Smart Carts	2,450	194
Precision Metal Parts	867	1,353
	$3,317	$1,547

Revenues for the three months ended March 31, 2026, were $3,317 thousand as compared to $1,547 thousand for the three months ended March 31, 2025. The increase is due primarily to the increase in sales from the Company’s smart carts segment, which was offset in part by the decrease in revenues from the precision metal segment.

While revenues from the smart cart division are currently derived from only one customer, revenues from the Company’s precision metal parts segments are derived from hundreds of customers.

Cost of revenues

Cost of revenues for the three months ended March 31, 2026, was $3,178 thousand as compared to $967 thousand for the three months ended March 31, 2025. The increase is due primarily to the increase in cost of revenues from the Cust2Mate division (increased productions costs) and the Company’s Smart carts (increased payroll costs).

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Research and development expenses

Research and development expenses related to the Company’s Cust2Mate product. Most of these expenses relate to payroll and outsourced software engineers who work on integrating future customers’ point of sales systems to the Company’s software.

Research and development expenses were $2,930 thousand for the three months ended March 31, 2026, as compared to $1,311 thousand for the three months ended March 31, 2025. The increase is due mainly to the increase in share-based expenses and in payroll and related expenses in the three months ended March 31, 2026.

Sales and marketing expenses

Sales and marketing expenses were $2,194 thousand for the three months ended March 31, 2026, as compared to $428 thousand for the three months ended March 31, 2025. The increase is due mainly to the increase in payroll and related expenses and in share-based expenses in the three months ended March 31, 2026.

General and administrative expenses

General and administrative expenses were $3,042 thousand for the three months ended March 31, 2026, as compared to $5,416 thousand for the three months ended March 31, 2025. The decrease is primarily due to the decrease in share-based compensation which amounted to $630 thousand for the three months ended March 31, 2026, compared to $3,296 thousand for the three months ended March 31, 2025.

Gain on revaluation of warrant liability

Gain on revaluation of warrant liability for the three months ended March 31, 2026, was $Nil thousand as compared to a gain of $400 thousand for the three months ended March 31, 2025.

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Financial expenses, net

Financial expenses, net for the three months ended March 31, 2026 were $254 thousand as compared to financial income of $410 thousand for the three months ended March 31, 2025. Financial income comprises mainly of interest gains from short-term deposits and unrealized gains. Financial expenses comprise of interest on loans, lease liabilities, and credit card charges.

REVIEW OF QUARTERLY RESULTS

(In thousands, unaudited)	31/03/2026	31/12/2025	30/09/2025	30/06/2025
Total revenues	$3,317	$3,647	$1,547	$1,160
Gross profit (loss)	$(172)	$(282)	$526	$270
Total comprehensive loss from continuing operations	$(7,705)	$(18,303)	$(2,695)	$(12,865)
Basic and diluted loss per share from continuing operations	$(0.18)	$(0.42)	$(0.07)	$(0.31)

(In thousands, unaudited)	31/03/2025	31/12/2024	30/09/2024	30/06/2024
Total revenues	$1,547	$1,420	$1,572	$1,144
Gross profit	$580	$790	$690	$85
Total comprehensive loss from continuing operations	$(5,944)	$(11,879)	$(3,399)	$(2,532)
Basic and diluted loss per share from continuing operations	$(0.16)	$(0.40)	$(0.16)	$(0.16)

Planned transition from IFRS to US GAAP

The Company prepared its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), as permitted in the United States based on the Company’s qualification as a “foreign private issuer” under the rules and regulations of the U.S Securities and Exchange Commission (the “SEC”). As announced in our press release dated April 16, 2026, effective Q1, 2026, the Company intends to commence financial reporting in accordance with US Generally Accepted Accounting Principles (US GAAP) instead of IFRS.

We have commenced a process to identify any significant differences between IFRS and U.S. GAAP as they relate to our financial statements and, as of the date of this report this process is ongoing and has not yet been finalized or audited. Based on our preliminary assessment, we have identified the following key areas of impact:

(a) Leases

Under IFRS, prior to the adoption of U.S. GAAP, the Company, as lessee, applied the single lease model that is similar to the accounting for a finance lease under U.S. GAAP. We expect the expense recognition to presented a higher portion of the total expense earlier in the lease term as a combination of straight-line depreciation of the right-of-use asset and the effective interest rate method applied to the lease liability results in a decreasing rate of interest expense recognition throughout the lease term. In addition, the presentation of the lease expenses in the statements of comprehensive loss is different. Under U.S. GAAP it is presented as lease expenses, while under IFRS it is presented as depreciation and interest expense.

Under U.S. GAAP, there is dual classification lease accounting model for lessees: finance leases and operating leases. The Company, as lessee, classified all its leases as operating leases and recognizes a single lease expense, including both a right-of-use asset depreciation component and an interest expense component, on a straight-line basis throughout the lease term.

(b) Capitalization of development costs

Under IAS 38, certain development costs were capitalized once specified technical and commercial feasibility criteria are satisfied.

Under ASC 730, research and development costs are generally expensed as incurred, unless specific software capitalization guidance applies.

Management performed a detailed reassessment of historically capitalized development costs and as a result, we expect to derecognize previously capitalized development costs and record them as an adjustment to our opening retained earnings and current period expenses.

(c) Financial Instruments and Warrants (ASC 815) We are evaluating the classification of our outstanding warrants. Based on our initial analysis, we do not currently anticipate a material change in their classification as liabilities, as they are denominated in a currency other than our functional currency. However, our final technical analysis is still in progress.

Preliminary Reconciliation Tables

The financial data presented below reflects management’s current best estimates and is provided for illustrative purposes only. These amounts are preliminary and subject to change as we finalize our accounting conclusions and complete the conversion process. All amounts are preliminary and unaudited.

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GAAP differences as of December 31, 2025:

	IFRS (as reported)	U.S. GAAP

Property, plant and equipment, net	3,556	3,662
Intangible asset	637	-
Accumulated losses	(138,187)	(138,685)
Non-controlling interest	(1,547)	(1,580)
Total Shareholders’ Equity	76,421	75,890

GAAP differences for the three months ended March 31, 2025:

	IFRS (as reported)	U.S. GAAP
Revenues	$1,547	$1,547
Cost of revenues	967	978
Gross profit	580	569

Research and development expenses	$1,311	$1,311
Sales and marketing expenses	428	428
General and administrative expenses	5,416	5,416
Operating loss	(6,575)	(6,586)

Gain on revaluation of warrant liability	(400)	(400)
Financial income	(449)	(449)
Financial expense	39	29
Loss before tax	(5,765)	(5,766)

Taxes on income	-	-

Total net loss	$(5,765)	$(5,766)

GAAP differences for the three months ended March 31, 2026:

	IFRS (as reported)	U.S. GAAP
Revenues	$3,317	$3,317
Cost of revenues	3,178	3,185
Gross profit	139	132

Research and development expenses	$2,930	$2,930
Sales and marketing expenses	2,194	2,194
General and administrative expenses	3,042	3,077
Operating loss	(8,027)	(8,069)

Financial income	160	160
Financial expense	(414)	(360)
Loss before tax	(8,281)	(8,269)

Taxes on income	-	-

Total net loss	$(8,281)	$(8,269)

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Liquidity, Capital Resources and Going Concern Uncertainty

The Company has incurred recurring losses and negative cash flows from operating activities since inception, such that as of March 31, 2026, the Company had accumulated losses of $146,259 thousand and a net loss in the amount of $8,281 thousand for the three months ended March 31, 2026. As of the date of the issuance of the accompanied condensed consolidated interim financial statements, the Company has not yet commenced generating sufficient revenues to fund its operations and therefore depends on fundraising from new and existing investors to finance its activities. Following the equity raised during the year ended December 31, 2025, the Company has sufficient working capital for at least the next 12 months from the date of the interim financial statements.

Working capital (Unaudited)

	March 31, 2026	December 31, 2025
Cash and cash equivalents	$16,208	$13,525
Restricted cash	473	384
Inventories	5,536	3,891
Investment in financial assets	40,664	55,642
Short term trade receivables	3,537	3,034
Other accounts receivable	3,481	2,937
Total current assets	$69,899	$79,413

Short term loan and current portion of long-term loans	8	9
Lease liability	846	819
Trade payables	4,132	3,348
Other accounts payable	1,625	2,200
Warrant liability	-	576
Total current liabilities	$6,611	$6,952

Working capital	$63,288	$72,461

Cash flow

	Three months ended March 31, (Unaudited)
	2026	2025
Net cash used in operating activities	$(9,658)	$(3,812)
Net cash used in investing activities	14,545	(10,696)
Net cash provided from financing activities	(2,782)	25,713
Increase in cash	$2,105	$11,205

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Three months ended March 31, 2026, compared to the Three months ended March 31, 2025

During the three months ended March 31, 2026, the Company’s overall position of cash increased by $2,105 thousand as compared to an increase of $11,205 thousand for the three months ended March 31, 2025. This increase can be attributed to the following activities:

Operating activities

The Company’s net cash used in operating activities during the three months ended March 31, 2026, was $9,658 thousand as compared to $3,812 thousand for the three months ended March 31, 2025. The increase is due to the increase in the net loss for the period.

Investing activities

Cash provided from investing activities for the three months ended March 31, 2026, was $14,545 thousand as compared to $(10,696) thousand used in investing activities during the three months ended March 31, 2025.

Financing activities

Cash used in financing activities for the three months ended March 31, 2026, was $2,782 thousand, and was mainly due to the purchase of treasury stock in the amount of $3,479 thousand, and the exercise of warrants in the amount of $946 thousand. Cash provided from financing activities for the three months ended March 31, 2025, was $25,713 thousand, and was mainly due to the issuance of shares and warrants in the amount of $27,395 thousand, and the exercise of options in the amount of $1,020 thousand and transactions with non-controlling interests of $1,850 thousand, offset by repayment of loans in the amount of $771 thousand.

Capital Resources

The Company is an early-stage technology company focused on research and development of its products and currently does not generate significant cash flows from some areas of its operations.

As at March 31, 2026, the Company had an estimated working capital of $63.3 million including a cash balance of $16.2 million.

On January 29, 2025, the Company announced the pricing of an underwritten public offering of 3,281,250 common shares at a public offering price of $6.40 per share. The Company concurrently announced the pricing of a registered direct offering of 1,406,250 common shares at a purchase price of $6.40 per share (the “Registered Direct Offering”). The offerings closed on January 29, 2025. The total gross proceeds to the company were $30 million, before deducting underwriting discounts and other offering expenses. Titan Partners Group LLC, a division of American Capital Partners (“Titan Partners”), acted as sole bookrunner for the underwritten public offering. The Company paid $2.4 million in cash toward underwriter discounts and issued to the Underwriter, or its assignees, five-year warrants to purchase up to 229,688 Common Shares with an exercise price of $8.00 per share. The Company also issued 60,650 common shares as finders’ fees to a non-US resident in connection with the Registered Direct Offering, which shares were issued pursuant to an exemption from registration provided by Section 4(a)(2) of the Securities Act, for transactions not involving a public offering.

On September 16, 2025, the Company announced the pricing of an underwritten public offering of 5,625,000 common shares at a public offering price of $8.00 per share. The offering closed on September 18, 2025. The total gross proceeds to the company were $45 million, before deducting underwriting discounts and other offering expenses. Titan Partners acted as sole bookrunner for the offering. The Company paid $2.4 million in cash toward underwriter discounts and issued to the Underwriter, or its assignees, five-year warrants to purchase up to 324,625 Common Shares with an exercise price of $10.00 per share. The Company also paid certain non-US residents, not related to the underwriter, $553,000 cash fees in connection with the public offering.

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Short-term borrowings

Short term borrowing relates to bank loans which will be repaid over the following 12 months. The Company requires short-term borrowing from time to time to accommodate urgent requests from customers that require an initial outlay of cash by the Company.

Long-term borrowings

Long-term borrowing relates to bank loans which will be repaid after the following 12 months. Currently, the nature of cash requirements by the Company can fluctuate greatly from year to year as the Company is reliant on a relatively small pool of customers that have shifting needs. As contracts can vary greatly from year to year the Company is sometimes required to take on long term debt.

No History of Dividends

Since incorporation, the Company has not paid any cash or other dividends on its Common Shares and does not expect to pay such dividends in the foreseeable future.

Management of Capital

The Company’s main use for liquidity is to fund the development of its programs and working capital purposes. These activities include staffing, preclinical studies, clinical trials and administrative costs. The primary source of liquidity has been from financing activities to date. The ability to fund operations, to make planned capital expenditures and execute the growth/acquisition strategy depends on the future operating performance and cash flows, which are subject to prevailing economic conditions, regulatory and financial, business and other factors, some of which are beyond the Company’s control.

The Company intends to grow rapidly and expand its operations within the next 12 to 24 months. This growth, along with the expectation of operating at a loss for at minimum the next 12 months, will diminish the Company’s working capital. However, the financings completed in the first quarter of 2026 have provided the Company with sufficient funds to continue for at least the next 12 months. To the extent that the Company raises further capital, any additional equity financing may be dilutive to investors and debt financing, if available, may involve restrictions on financing and operating activities. There is no assurance that additional financing will be available on terms acceptable to the Company, if at all. If the Company is unable to obtain additional financing as needed, it may be required to and has the ability to reduce the scope of its operations or anticipated expansion.

Off-Balance Sheet Arrangements

None.

Tabular Disclosure of Contractual Obligations

None.

Critical Accounting Policies and Estimates

There have been no material changes to our critical accounting policies and estimates from the information provided in the MD&A section in our Annual Report.

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MANAGEMENTS RESPONSIBILITY FOR FINANCIAL STATEMENTS

Evaluation of disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures for the Company. As such, we maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings is recorded, processed, summarized, and reported within the time periods specified by the Canadian Securities Administrators rules and forms. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Management’s report on internal controls over financial reporting

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining effective internal controls over financial reporting. Our internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of their inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

During 2025, six key control areas were tested. Based on testing performed, controls over cash, equity, payroll and financial reporting were determined to be effective however, material weaknesses were identified in controls over procurement to pay and inventory management and counts.

To remediate the material weakness in our internal controls noted above,we have commenced remedial measures and are taking additional measures to remediate this material weakness. First, during the first quarter of 2026, we have rolled out an enhanced financial and accounting system. Second, we have hired additional personnel. Third, have strengthened our controls over procurement to pay and inventory management and counts. Consistent with our stage of development, we continue to rely on risk-mitigating procedures during our financial closing process in order to provide comfort that the financial statements are presented fairly in accordance with IFRS.

There were no other changes in internal control over financial reporting during the most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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CURRENT SHARE DATA

A2Z is authorized to issue an unlimited number of Common Shares. As of the date of this MD&A there were 45,075,009(*) Common Shares issued and outstanding. In addition, the following warrants and options were outstanding:

Outstanding as of the date of this report		Date of expiry	Exercise price USD
433,825	Warrants	May 28, 2026	$22.93
3,200	Warrants	October 2, 2026	$1.88
183,751	Warrants	January 29, 2030	$8.00
324,625	Warrants	September 16, 2030	$10.00
20,000	Options	June 3, 2026	$15.07
6,670	Options	October 28, 2026	$14.35
360,000	Options	August 2, 2032	$6.38
120,000	Options	August 21, 2032	$7.17
220,000	Options	January 4, 2033	$2.96
100,000	Options	January 4, 2033	$2.96
40,000	Options	November 25, 2027	$3.60
99,000	Options	April 18, 2033	$2.87
441,000	Options	August 14, 2034	$1.78
105,000	Options	January 15, 2035	$6.40
500,000	Options	February 2, 2035	$6.40
30,000	Options	June 20, 2035	$1.775
177,000	Options	June 20, 2035	$6.40
224,000	Options	October 9, 2035	$8.00
500,000	Options	December 30, 2035	$6.00
1,250,500	Options	December 30, 2035	$8.00
25,000	Options	March 27, 2036	$8.00
5,163,571

(*) On January 7, 2026, the Board of Directors of the Company approved a repurchase program allowing the Company to purchase through the facilities of the NASDAQ, $20,000 of Common Shares of the Company up to a value of $20,000 but not to represent more than 20% of the “public float”, through to April 7, 2026, which was extended on March 27, 2026 to July 6, 2026 to (the “Buyback”). Oppenheimer & Co. Inc. will act as the Company’s advisor and dealer manager in respect of the Buyback. As of March 31, 2026, the Company repurchased a total of 542,845 shares with a value of $3,479 (net of commissions), none of which have yet been cancelled.

RISKS

Dilution

The Company has limited financial resources and has financed its operations primarily through the sale of securities such as Common Shares. The Company may need to continue its reliance on the sale of such securities for future financing, resulting in dilution to the Company’s existing shareholders.

Capital and Liquidity Risk

The amount of financial resources available to invest for the enhancement of shareholder value is dependent upon the size of the treasury, profitable operations, and a willingness to utilize debt and issue equity. Due to the size of the Company, financial resources are limited and if the Company exceeds growth expectations or finds investment opportunities it may require debt or equity financing. There is no assurance that the Company will be able to obtain additional financial resources that may be required to successfully finance transactions or compete in its markets on favorable commercial terms.

Acquisition and Expansion Risk

The Company intends to expand its operations through organic growth, adaptation of its technology and products to the civilian markets, development of new technologies and depending on certain conditions, by identifying a proposed acquisition.

Dependence on Key Personnel

Loss of certain members of the executive team or key operational leaders of the company could have a disruptive effect on the implementation of the Company’s business strategy and the efficient running of day-to-day operations until their replacement is found. Recruiting personnel is time consuming and expensive and the competition for professionals is intense.

The Company may be unable to retain its key employees or attract, assimilate, retain or train other necessary qualified employees, which may restrict its growth potential.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act . These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward looking terminology such as “anticipates”, “plans”, “budget”, “scheduled”, “continue”, “estimates”, “forecasts”, “expect”, “is expected”, “project”, “propose”, “potential”, “targeting”, “intends”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur” or “be achieved” or the negative connotation thereof. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon by readers, as actual results may vary. These statements speak only as of the date of this MD&A and are expressly qualified, in their entirety, by this cautionary statement.

The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth above. Although the Company has attempted to identify important factors that could cause results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Readers are cautioned that the foregoing lists of factors are not exhaustive. Forward looking statements are made as of the date hereof and accordingly are subject to change after such date. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. The Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

OTHER INFORMATION

Additional information related to the Company is available for viewing on SEDAR+ at www.sedarplus.ca/home/.

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